Exhibit 4.2
BP p.l.c.
RULES OF THE BP p.l.c. MEDIUM TERM PERFORMANCE PLAN 2005

Adoption:	28 July 2005

Incorporating Amendments to:	17 December 2008

Expiry Date:	28 July 2015
Linklaters
One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimilie (44-20) 7456 2222
ref 01/145/G Rowlands-Hempel

i

Rules of the BP p.l.c. Medium Term Performance Plan 2005
Introduction
This plan sets out the terms on which awards of shares will be made to certain employees of the Company and its Subsidiaries. Employees selected for participation in the Plan will be granted a conditional entitlement to an award of shares (“Performance Units”). The extent to which shares are awarded in respect of Performance Units is subject to continued employment and the satisfaction of Conditions over the performance period.
1	Definitions

In these rules:

“Acquiring Company” means a person who obtains Control of the Company;

“ADS” means an American depository share representing ordinary shares of the Company;

“Award” means an award of Shares under rule 4;

“Award Date” means the date on which an Award is made under any of rules 4, 5 or 6;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Designated Corporate Officer determines, any stock exchange nominated by the Designated Corporate Officer on which the Shares are traded) is open for the transaction of business. For the purposes of ADSs “Business Day” means a day on which the New York Stock Exchange is open for the transaction of business;

“Career Break” means an extended period of unpaid leave from normal work, without ceasing to be an employee or director of any Member of the Group, with the agreement of the Company and which is designated by the Plan Administrator as a Career Break for the purposes of these rules;

“Company” means BP p.l.c.;

“Conditions” means the conditions imposed under rule 2.4, including any conditions relating to performance;

“Control” has the meaning given to it by Section 840 of the Income and Corporation Taxes Act 1988;

“Dealing Restrictions” means restrictions imposed by statute, order, regulation or Government directive, or by the Model Code or any code adopted by the Company based on the Model Code;

“Designated Corporate Officer” means the Group Chief Executive or other appropriate Corporate Officer authorised under the BP Management Framework and associated delegations;

“Grant Date” means the date which the Plan Administrator sets for the grant of a Performance Unit;

“London Stock Exchange” means London Stock Exchange plc;

“Member of the Group” means:
(i)	the Company; and

(ii)	its Subsidiaries from time to time; and

(iii)	any other company which is associated with the Company and is so designated by the Designated Corporate Officer;
“Model Code” means the UK Listing Authority Model Code for transactions in securities by directors, certain employees and persons connected with them;

“Participant” means a person holding a Performance Unit or his personal representatives;

“Performance Period” means the period over which the Conditions are to be satisfied which will not normally be less than 3 financial years of the Company unless otherwise determined by the Plan Administrator and approved by the Designated Corporate Officer on or before the Grant Date;

“Performance Unit” means a conditional entitlement to an Award granted to a Participant;

“Plan” means these rules known as “The BP p.l.c. Medium Term Performance Plan 2005” as changed from time to time;

“Plan Administrator” means the person or persons appointed by the Designated Corporate Officer as the plan administrator for the purposes of this Plan;

“Regulatory Information Service” means a service that is approved by the Financial Services Authority as meeting the Primary Information Provider Criteria and is on the list of the Regulatory Information Services maintained by the Financial Services Authority;

“Shareholding Guidelines” means the guidelines established by the Company from time to time and which provide for certain employees to hold Shares;

“Shares” means fully paid ordinary shares in the capital of the Company or where the context requires ADSs (see rule 4.5);

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985;

2	Granting Performance Units

2.1	Grant

Performance Units will be granted by the Company.

Performance Units granted under the Plan, and the terms of those Performance Units, must be approved in advance by the Designated Corporate Officer.

2.2	Eligibility

The Company may select any employee of a Member of the Group to join the Plan and become a Participant. However, Performance Units may not be granted to an employee who on the Grant Date is either (i) a director of the Company or (ii) an employee whose employment has been or is to be terminated, whether or not notice of termination of employment has been given or received and whether or not such termination is lawful, unless in the case of (ii) only the Designated Corporate Officer considers that special circumstances exist.

In determining whether or not an employee will be granted Performance Units and the number of any Performance Units the Company may have regard to the extent to which the employee has satisfied the Shareholding Guidelines.

2.3	Time of Operation

Performance Units may only be granted within 42 days starting on any of the following:
2.3.1	the date of adoption of the Plan;

2.3.2	the day after the announcement of the Company’s results through a Regulatory Information Service for any period;

2.3.3	any day on which the Designated Corporate Officer resolves that exceptional circumstances exist which justify the grant of Performance Units;

2.3.4	any day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or

2.3.5	the lifting of Dealing Restrictions which prevented the granting of Performance Units during any period specified above.
2.4	Conditions
2.4.1	Awards in respect of Performance Units shall be subject to the satisfaction of Conditions specified at the Grant Date. Conditions may be different for different Participants.

2.4.2	The Company, subject to the approval of the Designated Corporate Officer, may waive or change the Conditions in accordance with their terms or in any way the Designated Corporate Officer sees fit.

2.4.3	Notwithstanding anything else in the Plan, an Award will only be made in respect of Performance Units to the extent that any Conditions are satisfied or waived.
2.5	Certificates

Each Participant will receive a certificate setting out the terms of the Performance Units as soon as practicable after the Grant Date and from time to time thereafter if the Company deems it appropriate following any increase in Shares under rule 4.10. A certificate will include a statement that English law governs the certificate and its construction. If any certificate is lost or damaged the Company may replace it on such terms as it decides.

2.6	No payment

A Participant is not required to pay for the grant of Performance Units.

2.7	Disclaimer of Performance Units

Any Participant may disclaim all or part of his Performance Units within 80 days after the Grant Date by notice in writing to any person nominated by the Company. If this happens, the Performance Units will be deemed never to have been granted under the Plan. A Participant is not required to pay for the disclaimer.

3	Performance Units

3.1	Terms of Grant

Performance Units are subject to the rules of the Plan and any such other terms and conditions as may be determined on or before the Grant Date by the Designated Corporate Officer. The terms of the grant of Performance Units, as determined by the Company and approved by the Designated Corporate Officer, must be notified to the Participant and must include:
3.1.1	the maximum number of notional Shares comprised in Performance Units;

3.1.2	the Performance Period; and

3.1.3	the Conditions specified under rule 2.4.
3.2	Rights

A Participant will have no rights of a shareholder (e.g. voting or dividends) in respect of Performance Units.

4	Making of Awards

4.1	Determination of Conditions and making of Awards

As soon as practicable following the end of the Performance Period (or at any other time where the rules state that the Conditions should be applied) the Designated Corporate Officer will determine whether and to what extent the Conditions have been satisfied and how many Shares should be awarded in respect of Performance Units and whether or not any Shares comprised in an Award in respect of any Participant shall be restricted under rule 4.7.

The maximum number of Shares in respect of which an Award may be made for each Performance Unit is one Share, and may be a fraction of a Share. However, Awards shall be made in respect of whole Shares.

Once the determination is made under this rule 4.1, the Company will make an Award of Shares. The determination is the Award Date.

4.2	Consequences

To the extent that an Award has been made under any of rules 4, 5 or 6 the Company will procure the transfer of Shares to the Participant (or as he may direct) as soon as practicable after the Award Date. Subject to rule 4.7, the Participant will be entitled to all rights to Shares where the record dates fall after the date of transfer. Any transfer of Shares will be subject to any conditions determined by the Designated Corporate Officer.

4.3	Lapse

If a Performance Unit lapses under the Plan an Award cannot be made and a Participant has no rights in respect of the Performance Unit.

4.4	Cash alternative

The Company in its absolute discretion may decide to satisfy Awards by paying an equivalent amount in cash (subject to the withholding provisions in rule 4.6 (Withholding)).

The cash amount must be equal to the Market Value of the Shares on the Award Date of that Award.

For the purposes of this rule, “Market Value” means in relation to a Share on any day:
4.4.1	the middle market quotation (as derived from the Daily Official List of the London Stock Exchange) on the immediately preceding Business Day; or

4.4.2	if the Designated Corporate Officer so decides, the average of the middle market quotations on the three immediately preceding Business Days; and

4.4.3	in relation to an ADS on any day the average of the highest and lowest trading prices or an ADS as derived from the New York Stock Exchange Inc. on the immediately preceding Business Day or, if the Designated Corporate Officer so decides, the average of such prices for the three immediately preceding Business Days.
4.5	ADSs

The Plan Administrator may determine that an Award will be made in respect of ADSs and references in these rules to Shares and Awards and dividends shall be construed accordingly.

4.6	Withholding

The Company, any employing company or trustee of any employee benefit trust may withhold such amount and make such arrangements as it considers necessary to meet any liability to taxation or social security contributions in respect of Awards. These arrangements may include the sale of any Shares on behalf of the Participant.

4.7	Restrictions on disposal of Shares — Shareholding Guidelines
4.7.1	This rule 4.7 applies where the Plan Administrator determines that having regard to the Shareholding Guidelines some or all Shares comprised in an Award of a Participant are to be restricted shares (“Restricted Shares”).

4.7.2	Where this rule 4.7 applies the Participant may not sell, transfer, assign, pledge, encumber or otherwise dispose of the Restricted Shares or any right in respect of them until a date determined by the Plan Administrator and subject to such conditions as the Plan Administrator may impose.

4.7.3	The restrictions in this rule 4.7 do not apply to a sale of Shares to comply with rule 4.6 (Withholding) or disposals confirmed to the Participant at the discretion of the Designated Corporate Officer.

4.7.4	In order to give effect to the restrictions in this rule 4.7, the Company may make such arrangements as it considers appropriate including transferring the Shares to a nominee to be held on behalf of the Participant or requiring the Company’s registrar or ADR nominee to notify the Company of any disposal of Restricted Shares.
4.8	Career Breaks
4.8.1	If a Participant is on a Career Break on the date that an Award would ordinarily be made under the Plan, then unless the Plan Administrator determines otherwise in any particular case, an Award will not be made but will be made in accordance with rules 4.1 to 4.7 as soon as practicable after the Plan Administrator determines that the Participant has returned to normal employment at the end of the Career Break and has continued to be in his normal employment for a period of three months from the date of return, and in that period has not given or received notice of termination of employment.

4.8.2	Unless any of the reasons set out in rules 5.2, 5.4, 7.1, 7.2 or 7.4 apply, if the Participant ceases to be an employee or director of any Member of the Group before having returned to normal employment at the end of the Career Break or during the three month period referred to in rule 4.8.2 , then an Award will not be made to the Participant and the Restricted Share Units will lapse on cessation of employment. If any of the reasons set out in rules 5.2.1 or 5.4 does apply, an Award will be made in accordance with rules 4.1 to 4.7 as soon as practicable after cessation of employment. If any of the reasons set out in rules 7.1, 7.2 or 7.4 apply, an Award will be made in accordance with those rules.
4.9	Elections

The Participant must enter into any elections required by the Plan Administrator, including elections under Part 7 of the Income Tax (Earnings and Pensions) Act 2003 and elections to transfer any liability, or agreements to pay, national insurance contributions. If he does not do so within a period specified by the Plan Administrator the Award will lapse at the end of that period.

4.10	Dividend equivalents

The number of Shares awarded under rule 4.1 shall be increased as determined by the Plan Administrator to take account of the Net Dividends paid during the Performance Period on a number of Shares equal to the number determined under rule 4.1 (“Basic Award”) on the basis that such dividends were reinvested in Shares at the time of payment and added to the number of Shares in the Basic Award.

The Designated Corporate Officer may at any time decide to disapply this rule 4.10 in relation to all or part of a special dividend or dividend in specie which may otherwise be included in rule 4.10.

For the purposes of this rule 4.10 “Net Dividends” means the amount of the dividend payment excluding any tax credit.

4.11	Forfeiture

Notwithstanding any other rules of the Plan (including, without limitation, rules 5.2, 5.3 and 5.4), if the Designated Corporate Officer determines that a Participant has engaged in conduct (including, but not limited to, a violation of the BP Code of Conduct) which the Designated Corporate Officer considers was contrary to the legitimate expectations of the Company for an employee in the Participant’s position then the Designated Corporate Officer may reduce the number of Shares to be awarded (including to zero in which case an Award will not be made) or if an Award has already been made but Shares have not yet been transferred (because of, for example, any Dealing Restrictions), transfer to the Participant a reduced number of Shares or no Shares at all.

5	Leaving the Group before the end of the Performance Period

5.1	General rule on leaving employment

Unless rules 5.2 or 5.4 applies, if a Participant ceases to be an employee or director of a Member of the Group before the end of the Performance Period, then all his Performance Units lapse on the date of cessation.

5.2	Leaving in exceptional circumstances
5.2.1	Other than when rule 4.8.2 applies, if a Participant ceases to be an employee or director of any Member of the Group for any of the reasons set out below more than 12 months after the start of the Performance Period, then his Performance Units do not lapse and an Award may be made to him at the end of the Performance Period in accordance with rule 4.1. The reasons are:
(i)	ill-health, injury or disability;

(ii)	retirement with the agreement of the Company;

(iii)	the Participant’s employing company ceasing to be under the Control of the Company;

(iv)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is neither under the Control of the Company nor a Member of the Group;

(v)	redundancy, but only in circumstances which give rise to a redundancy payment;

(vi)	termination or severance by the Participant’s employer except where the Plan Administrator determines that an Award should not be made due to the conduct or performance of the Participant; or

(vii)	any other reason, if the Designated Corporate Officer so decides in any particular case.
5.2.2	The Designated Corporate Officer and the Plan Administrator must exercise any discretion provided for in rule 5.2.1 within 80 days after cessation of the relevant Participant’s employment or office and the Performance Units lapse on the earlier of the date on which the discretion is exercised and the end of the 80 day period but for the avoidance of doubt an Award will not be made or Performance Units lapse before the date of cessation.
5.3	Leaving after the end of the Performance Period but before the making of an Award

Subject to rule 4.11, if a Participant ceases to be an employee or director of any Member of the Group after the end of the Performance Period but either before Awards have been made or, to the extent Awards have been made, before the Shares have been transferred (because of, for example, any Dealing Restrictions), then neither his Performance Units nor Awards will lapse. In these circumstances, Awards will still be made in accordance with rule 4.

5.4	Death

If a Participant dies, his Performance Units do not lapse and an Award may be made to him as soon as possible after the date of death. The number of Shares awarded will be on the basis of one half Share for each Performance Unit unless the Designated Corporate Officer decides otherwise having regard to the performance of the Company as against the Conditions. For the avoidance of doubt, the Plan Administrator may decide to satisfy such Awards in cash calculated in accordance with rule 4.4.

5.5	Meaning of “ceasing to be an employee or director”

For the purposes of this rule 5, a Participant will not be treated as ceasing to be an employee or director of a Member of the Group until he ceases to be an employee or director of any Member of the Group or if he recommences employment with a Member of the Group within 7 days.

6	Variations in share capital, demergers and special distributions

Application of rule

If, before the transfer of Shares pursuant to an Award, there is:
6.1.1	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital; or

6.1.2	a demerger (in whatever form) or exempt distribution by virtue of Section 213 of the Income and Corporation Taxes Act 1988; or

6.1.3	a special dividend or distribution,
then the number of Shares comprised in an Award shall be adjusted in such manner as the Designated Corporate Officer may determine.

7	Takeovers and reconstructions

7.1	Takeovers

Where, before the end of the Performance Period, a person (or a group of persons acting in concert) obtains Control of the Company as a result of making an offer to acquire Shares, an Award will be made to a Participant, subject to rule 7.3 (Exchange) and subject to the extent to which the Conditions have been satisfied, on the date the person obtains Control. The Designated Corporate Officer may decide to adjust Awards to reflect the proportion of the Performance Period that has elapsed up to the change in Control.

7.2	Schemes of arrangement

When, before the end of the Performance Period, a court sanctions a compromise or arrangement in connection with the acquisition of Shares, an Award will be made to a Participant, subject to rule 7.3 and subject to the extent to which the Conditions have been satisfied at the time of court sanction. The Designated Corporate Officer may decide to adjust Awards to reflect the proportion of the Performance Period that has elapsed to the date of sanction. This rule applies to a court sanction under Section 425 of the Companies Act 1985 or equivalent procedure under local legislation.

7.3	Exchange

An Award will not be made under either rule 7.1 or 7.2 but Performance Units will be exchanged under rule 8 (Exchange of Performance Units) to the extent that:
7.3.1	an offer to exchange the Performance Units is made and accepted by a Participant; or

7.3.2	the Designated Corporate Officer, with the consent of the Acquiring Company, decides before the person obtains Control (where rule 7.1 applies) or court sanction (where rule 7.2 applies) that the Performance Units will be automatically exchanged.
7.4	Demergers or other corporate events
7.4.1	If the Designated Corporate Officer becomes aware that the Company is or is expected to be affected by any demerger, distribution (other than an ordinary dividend) or other transaction not falling within rules 7.1 (Takeovers), or 7.2 (Schemes of arrangement) which, in the opinion of the Designated Corporate Officer would affect the current or future value of any Performance Units, the Designated Corporate Officer may determine that an Award will be made to a Participant. Such Award may be subject to the satisfaction of the Conditions at the discretion of the Designated Corporate Officer. The Designated Corporate Officer may decide to adjust Awards to reflect the proportion of the Performance Period that has elapsed to the date of the relevant event.

7.4.2	The Company will notify any Participant who is affected by the Designated Corporate Officer exercising their discretion under this rule.
7.5	Designated Corporate Officer

In this rule, “Designated Corporate Officer” means the person who was the Designated Corporate Officer immediately before the change of Control.

7.6	Overseas transfer

If a Participant is transferred to work in another country and, as a result of that transfer he would:
7.6.1	suffer a tax disadvantage in relation to his Performance Units and/or the making of an Award (this being shown to the satisfaction of the Designated Corporate Officer); or

7.6.2	become subject to restrictions on his ability to receive or to hold or deal in the Shares or the proceeds of the sale of the Shares acquired on the making of an Award because of the security laws or exchange control laws of the country to which he is transferred;
then if the Participant continues to hold an office or employment with a Member of the Group, the Designated Corporate Officer may in exceptional circumstances decide that the Awards will be made on a date the Designated Corporate Officer chooses before or after the transfer takes effect. The Award will be made in respect of the number of Performance Units the Designated Corporate Officer permits.

8	Exchange of Performance Units

8.1	Timing of exchange

Where Performance Units are to be exchanged under rules 7.1 and 7.2 (Takeovers and Schemes of arrangements) the exchange will take place as soon as practicable after the relevant event.

8.2	Exchange terms

Where a Participant is granted new performance units in exchange for existing Performance Units, the new performance units:
8.2.1	must be equivalent to the existing Performance Units;

8.2.2	are treated as having been acquired at the same time as the existing Performance Units and Awards will be made in the same manner and at the same time;

8.2.3	are governed by the Plan as if references to Shares were references to the shares over which the new award is granted and references to the Company were references to the Acquiring Company;

8.2.4	may provide (at the discretion of the Designated Corporate Officer) that the making of Awards is subject to Conditions.
9	Restrictions on issue of Shares

No Shares will be issued or transferred from treasury to satisfy Awards unless the Company in general meeting approves in advance such issue or transfer if such approval is required.

10	Terms of employment
10.1.1	For the purposes of this rule, “Employee” means any person who is or will be eligible to be a Participant, or any other person.

10.1.2	This rule applies:
(i)	whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;

(ii)	during an Employee’s employment or employment relationship with any Member of the Group; and

(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.
10.1.3	Nothing in the rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and the Company or any Member of the Group are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.

10.1.4	The grant of Performance Units on a particular basis in any year does not create any right to or expectation of the grant of Performance Units on the same basis, or at all, in any future year.

10.1.5	The benefit to an Employee of participating in the Plan shall not form any contractual right and shall not be pensionable or benefit bearing.

10.1.6	No Employee has a right to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.

10.1.7	Without prejudice to an Employee’s right in respect of Performance Units or an Award subject to and in accordance with the express terms of the Plan, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Performance Units or the Award. Any and all discretions, decisions or omissions relating to the Performance Units or the Award may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this rule.

10.1.8	No Employee has any right to compensation for any loss in relation to the Plan, including:
(i)	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

(ii)	any exercise of a discretion or a decision taken in relation to Performance Units or an Award or to the Plan, or any failure to exercise a discretion or take a decision;

(iii)	the operation, suspension, termination or amendment of the Plan or any grant of Performance Units or any Award.
10.1.9	Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of its rules, including in particular this rule. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to acquire shares subject to and in accordance with the express terms of the Plan and the Conditions, in consideration for, and as a condition of, the grant of Performance Units under the Plan.

10.1.10	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

10.1.11	Each of the provisions of this rule is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

11	General

11.1	Decisions are final and binding

The decision of the Designated Corporate Officer and where relevant the Plan Administrator on the interpretation of the Plan or in any dispute relating to Performance Units or an Award or matter relating to the Plan will be final and conclusive.

11.2	Documents sent to shareholders

The Company, if it considers appropriate, may send to Participants copies of any documents or notices normally sent to the holders of its Shares at or around the same time as issuing them to the holders of its Shares.

11.3	Costs

The Company may ask a Participant’s employer to bear the costs in respect of Performance Units or an Award to that Participant.

11.4	Regulations

The Designated Corporate Officer has the power from time to time to make or vary regulations for the administration and operation of the Plan but these must be consistent with its rules.

11.5	Employee trust

Any Member of the Group may provide money to the trustee of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985.

11.6	Data protection

By participating in the Plan the Participant consents to the holding and processing of personal data provided by the Participant to the Company for all purposes relating to the operation of the Plan. These include, but are not limited to:
11.6.1	administering and maintaining Participant records;

11.6.2	providing information to trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

11.6.3	providing information to future purchasers of the Company or the business in which the Participant works;

11.6.4	transferring information about the Participant to a country or territory outside the European Economic Area;

11.6.5	providing information to enable the Company to survey the Participant in respect of his participation in the Plan.
To the extent a Participant has already entered into any other data protection agreement, with any Member of the Group this rule 11.6 will be interpreted so as not to be inconsistent with or to limit that existing or this agreement.

11.7	Consents

All allotments and transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant will be responsible for complying with any requirements he needs to fulfil in order to obtain or avoid the necessity for any such consent.

11.8	Articles of association

Any Shares acquired under the Plan are subject to the articles of association of the Company from time to time in force.

11.9	Notices
11.9.1	Any notice or other document which has to be given to a person who is or will be eligible to be a Participant under or in connection with the Plan may be:
(i)	delivered or sent by post to him at his home address according to the records of his employing company; or

(ii)	sent by e-mail or fax to any e-mail address or fax number which according to the records of his employing company is used by him;

(iii)	posted on the Company’s website;
or in the case of rules 11.9.1(i) or 11.9.1(ii) such other address, for example, work address, which the Plan Administrator considers appropriate.

11.9.2	Any notice or other document which has to be given to the Plan Administrator or other duly appointed agent under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place as the Designated Corporate Officer or duly appointed agent may from time to time decide and notify to Participants) or sent by e-mail or fax to any e-mail address or fax number notified to the Participant.
Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by e-mail or fax, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

12	Changing the Plan and termination

12.1	Designated Corporate Officer’s powers

The Designated Corporate Officer may at any time change the Plan in any way.

12.2	Notice

The Plan Administrator may give written notice of any changes made to any Participant affected.

12.3	National Provisions

Notwithstanding any other provision of the Plan, but subject always to rule 12.1 the Company may amend or add to the provisions of the Plan as he considers necessary or desirable to take account of, or to mitigate, or to comply with relevant overseas laws including but not limited to taxation, securities or exchange control laws, provided that the terms of Performance Units granted to such Participants are not more favourable overall than the terms of Performance Units granted to other Participants.

12.4	Termination

The Designated Corporate Officer may terminate the Plan at any time. However, Performance Units granted before such termination will continue to be valid and Awards may be made in respect of those Performance Units as described in these rules.

13	Governing law and jurisdiction

English law governs the Plan and all Performance Units and Awards and their construction. The English Courts have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan, Performance Units or any Award unless the Designated Corporate Officer determines otherwise, in which case proceedings may be taken in any other court of competent jurisdiction.

Schedule 1
US
This United States (“US”) Schedule has been adopted by the Company pursuant to rule 12.3 of the Plan and shall vary the terms of the Plan (and any other related documents) accordingly for all US Participants. For the purposes of this Schedule 1, a “US Participant” means a Participant who is:
(i)	a US citizen;

(ii)	a US permanent resident (as may be evidenced by a so-called “green card” and/or participation in a US tax-qualified pension plan sponsored by a Member of the Group); or

(iii)	a non-US citizen who is posted to the United States as of an Award Date and who is (or expected to become) subject to US taxation as a resident alien; or

(iv)	a non-US citizen to the extent that he or she is or becomes subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), with regard to a grant or Award including a non-resident alien taxpayer, with respect to some portion of a grant or Award that is deemed to be income from a US source.
Rule 2.4.2 shall be varied by adding the following:
For purposes of Rule 2.4.2, the Designated Corporate Officer may not waive or change a Conditions which requires a US Participant to remain employed or to continue to perform services as a condition of receiving an Award.
Rule 4 (Making of Awards) shall be varied by adding the following:
Notwithstanding anything contained in the Plan rules to the contrary, no Award or payment pursuant to this Plan may be paid later than 2 1/2 months after the end of the calendar year during which the Performance Period ends.
Rule 4.8 shall be varied by adding the following:
Rule 4.8 is not intended to be applied to a Participant who is considered a US Participant based on his status as a US citizen or a US permanent resident and who is employed by a Member of the Group located in the United States. If applicable non-US law requires the general application of Rule 4.8 to any US Participant, Rule 4.8 will be applied in a manner consistent with the provisions of Rule 5.2 of this US Schedule.
The following shall be added as Rule 4.11:
4.11	Deductions and offsets from Performance Units

It shall be a condition of any Award to a US Participant that the Company, a Member of the Group, or another company employing a US Participant may deduct from and set off against the Shares (whether payable in cash or Shares and whenever payable) any debt, obligation, liability, or other amount owed by the US Participant to a Member of the Group, including but not limited to amounts under an expatriate tax policy (as currently in effect or as amended from time to time), or amounts advanced on behalf of the US Participant with respect to employment taxes, as determined in the sole discretion of the Plan Administrator.

Rule 5.2 shall be replaced in its entirety to read as follows:
5.2	Leaving in exceptional circumstances

If a US Participant ceases to be employed by any Member of the Group for any of the reasons set out below, more than 12 months after the start of the Performance Period, his Performance Units do not lapse and an Award may be made to such US Participant at the end of the Performance Period. The reasons are:

(1) Disability. For the purposes of this Rule, a US Participant will be considered Disabled if he is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of a Member of the Group; or (iii) otherwise disabled within the meaning of the Code. A US Participant will be considered Disabled if he is receiving benefits under the BP Long Term Disability Plan or has received a determination or disability for Social Security purposes; or

(2) a US Participant’s involuntary termination of employment with any Member of the Group, other than due to such Participant’s conduct or performance. For avoidance of doubt, the following circumstances will be considered an involuntary termination of employment: (A) termination of a US Participant’s employment by his or her employer, or a termination considered by the Designated Corporate Officer to have been initiated by the US Participant’s employer, in both cases where the termination is not based on the US Participant’s conduct or performance; (B) a US Participant’s employing Member of the Group ceasing to be under the Control of the Company or (C) a sale of assets or other transaction resulting in the loss of the US Participant’s employment with any Member of the Group. Except as provided in (3) below, in no event will a resignation initiated by a US Participant be considered an involuntary termination of employment, regardless of whether the US Participant experienced a change in duties or work location resulting in his resignation.

(3) Retirement with the consent of the US Participant’s employer.
Rule 5.4 shall be varied by adding the following:
Unless the grant document states otherwise, the Shares will in all circumstances be delivered within 90 days after the date of the Participant’s death.
Rule 7.6 shall be varied by adding the following;
Rule 7.6 is not intended to be applied to a Participant who is considered a US Participant based on his status as a US citizen or a US permanent resident and who is employed by a Member of the Group located in the United States.

The following shall be added as rule 14
14	US Tax Compliance and Deferrals

14.1	Compliance with Section 409A and Other Applicable Laws

To the extent that the grant of Performance Units results in the deferral of compensation under Section 409A of the Code: (i) the Plan is intended to comply with the rules under Section 409A; (ii) for US Participants the delivery of Shares or other property will not occur until the earliest date permitted under Section 409A(a)(2) and (a)(3); and (iii) notwithstanding the provisions of rule 11.5, the Plan shall be unfunded for the purposes of Section 409A.

Notwithstanding any provision of this plan to the contrary, including but not limited to rules 12.3 or 12.4 the Designated Corporate Officer may amend or terminate grants made under this plan at any time and without prior notice if he determines in his sole discretion that such action is necessary or advisable to avoid or mitigate potential non-compliance with applicable law or if compliance would create unreasonable administrative burdens. If a grant is amended or terminated, BP is under no obligation to provide any consideration or remuneration in lieu of the grant.

All taxes, penalties, or interest imposed on any Participant due to any failure to comply with Section 409A of the Code or other tax rule shall be the Participant’s responsibility and no Member of the Group shall have any obligation to keep the Participant whole.

Schedule 2
Cash Units
1	Rules

The rules of the BP p.l.c. Medium Term Performance Plan 2005 (“Plan”) will apply to grants made under this Schedule 2, as modified by the terms of this Schedule 2.

2	Definitions

“Cash Units” means a conditional entitlement to an award of cash as described in paragraph 3 of this Schedule 2;

“Unrestricted Cash Units” means an unconditional entitlement to an award of cash as described in paragraph 6 of this Schedule 2.

3	Cash Awards

Performance Units will be referred to for the purposes of this Schedule as Cash Units. Any Cash Units granted under this Schedule 2 will give Participants a right to receive a cash sum only. In addition, any dividend equivalents under rule 4.10 of the Plan will be paid in cash only. No shares may be transferred in satisfaction of grants under this Schedule 2 and references to Performance Units and Awards shall be construed accordingly.

4	No rights as shareholders

As a result only of their participation under this Schedule 2, Participants will have no rights as shareholders of the Company and no rights to acquire Shares.

5	Payments of cash

Subject to paragraph 6 of this Schedule, after the end of the Performance Period for grants made under this Schedule 2 (and once any determinations are made under rule 4.1 of the Plan, if applicable) then the Plan Administrator will determine the number of Shares which would have been comprised in an Award had a grant of Performance Units been made rather than a grant of Cash Units and shall make a cash payment to the Participant in accordance with rule 4.4 of the Plan.

6	Grant of Unrestricted Cash Units

6.1	The Plan Administrator may decide at any time after the end of the Performance Period for grants made under this Schedule 2 (and once any determinations are made under rule 4.1 of the Plan, if applicable) that a Participant will be granted Unrestricted Cash Units rather than made a cash payment in accordance with paragraph 5 of this Schedule.

6.2	A grant of Unrestricted Cash Units will represent the number of Shares which would have been comprised in an Award had a grant of Performance Units been made rather than a grant of Cash Units. Unrestricted Cash Units will give Participants a right to receive a cash sum only.

6.3	Where a dividend is paid on a Share, the Plan Administrator may, in his absolute discretion, adjust the number of Unrestricted Cash Units held by a Participant or take any other such action which it deems appropriate.

6.4	A Participant may at any time direct the Company to make him a cash payment in respect of all or part of his Unrestricted Cash Units. The direction will be in such form as the

Company may decide. The payment will be made as soon as practicable after receipt of the direction.

6.5	The cash payment to be made under paragraph 6.4 of this Schedule will be calculated by multiplying the number of Unrestricted Cash Units in respect of which the direction is made by the Market Value of a Share on a date to be determined by the Plan Administrator on the basis of one Share for each Unrestricted Cash Unit.

6.6	The Plan Administrator may determine a minimum number of Unrestricted Cash Units that a direction may be made in respect of.

6.7	Where a Participant ceases to be employed by a Member of the Group, he shall be treated as having made a direction as set out in paragraph 6.4 on the date on which he ceases to be an employee.

6.8	Rule 4.6 of the Plan will apply in relation to any payments made under paragraph 6 of this Schedule.

6.9	References to “Market Value” in this paragraph 6 has the same meaning as set out in rule 4.4 of the Plan.

Schedule 3
Executive Vice Presidents
1	Rules

The rules of the BP p.l.c. Medium Term Performance Plan 2005 (“Plan”) will apply to grants made under this Schedule 3, as modified by the terms of this Schedule 3.

2	Eligibility

This Schedule 3 sets out the terms on which grants may be made to employees who are: 2.1 eligible to participate in the Plan; and

2.2	are either Executive Vice Presidents (but not Directors) of BP p.l.c. or any other employee the Designated Corporate Officer determines.

3	Definitions

In this Schedule:

3.1	“Performance Units” will be known as “Performance Shares”;

3.2	references to grants of Performance Units will be references to awards of Performance Shares;

3.3	“Awards” will be known as “Vested Shares”;

3.4	references to making an Award will be references to awarding Vested Shares, and references to Shares comprised in an Award will be to Vested Shares.

4	Conditions and Restrictions

4.1	In this Schedule “Conditions” may include any other objective condition specified at the time the Performance Shares are awarded (for example, a retention period), and does not have to relate to performance of either the Company or the Participant.

4.2	Rule 4.7.1 shall be replaced by the following rule:

“This rule 4.7 applies where a condition has been imposed under rule 2.4 that Shares comprised in an Award to a Participant are to be retained shares (“Retained Shares”).

4.3	Rule 4.7.2 shall be replaced by the following rule:

“Where this rule 4.7 applies, Vested Shares will be retained and held on the Participant’s behalf for a period determined by the Designated Corporate Officer, or if later, until the minimum shareholding requirement under the Shareholding Guidelines is met.”

4.4	References to restrictions in rule 4.7 shall be to retention.
References to Plan Administrator in rule 4.7 shall be replaced with references to the Designated Corporate Officer.”